UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF THE
SECURITIES EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

URANIUM INTERNATIONAL CORP.
(Exact name of registrant as specified in its corporate charter)

000-52660
Commission File No.

Nevada (State of Incorporation)	20-1769847 (IRS Employer Identification No.)

10475 Park Meadows Drive, Suite 600
Lone Tree, Colorado 80124
(Address of principal executive offices)

(720) 279-2377
(Issuer's telephone number)

Not Applicable
(Former name if changed since last report)

__________

URANIUM INTERNATIONAL CORP.
10475 Park Meadows Drive, Suite 600, Lone Tree, Colorado 80124

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE
SECURITIESEXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

INTRODUCTION

No action is required of the stockholders of the Uranium International Corp., a Nevada corporation (the "Company") in connection with this Information Statement. This Information Statement is being sent to you pursuant to Section 14(f) of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act") and Rule 14f-1 promulgated thereunder, in connection with an anticipated change in the members of the Board of Directors of the Company in connection with the Company's entry into of a definitive Mineral Assets Option Agreement with Mercer Gold Corporation as described herein.

This Information Statement is being mailed on about May 7, 2010 to all persons who are holders of record of the Company's common stock as of the close of business on Thursday, May 6, 2010 (the "Record Date").

NO VOTE OR OTHER ACTION BY OUR STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED. YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. YOUR ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION.

MINERAL ASSETS OPTION AGREEMENT

As disclosed in our Current Report on Form 8-K filed with the Securities and Exchange Commission (the "SEC") on April 19, 2010, we entered into a definitive Mineral Assets Option Agreement (the "Definitive Option Agreement") on April 13, 2010 with Mercer Gold Corporation, a private mining company ("Mercer"), pursuant to which Mercer formally granted to the Company an exclusive option (the "Option") to acquire all of Mercer's current underlying option interests under a certain "Option Agreement", dated for reference March 4, 2010 (the "Underlying Option Agreement"), as entered into between Mercer and Comunidad Minera Guayabales (the "Underlying Property Owner"), pursuant to which Mercer acquired from the Underlying Property Owner an option (the "Underlying Option") to acquire a 100% legal, beneficial and registerable interest in and to certain mineral property concession interests which are held by way of license and which are located in the Municipality of Marmato, Colombia, and which are better known and described as the "Guayabales" property (collectively, the "Property"). The Definitive Option Agreement replaces an underlying letter of intent by and between the Company and Mercer, dated April 3, 2010, which letter of intent was previously disclosed by the Company in its Current Report on Form 8-K as filed with the SEC on April 8, 2010.

The Definitive Option Agreement provides that, in order to exercise its Option, the Company is obligated to:

(a)       pay to Mercer $200,000 immediately upon the execution of the Definitive Agreement (the "Effective Date"); and which payment has been made;

(b)       issue to Mercer, both prior to an after the due and complete exercise of the Option, an aggregate of up to 20,000,000 restricted common shares in the share capital of the Company (each a "Share") as follows:

(i)       an initial issuance of 10,000,000 of the Shares within two business days of the Effective Date; and which initial Share issuance has now been made; and

(ii)      a final issuance of 10,000,000 of the Shares within five business days of the Company's prior receipt of a "technical report" (as that term is defined in section 1.1 of National Instrument 43-101 of the Canadian Securities Administrators, Standards of Disclosure for Mineral Projects ("NI 43-101")) meeting certain criteria;

(c)       provide funding for or expend minimum cumulative "Expenditures" for "Exploration and Development" (as those terms are defined in the Definitive Option Agreement) work on or in connection with any of the mineral interests comprising the Property interests of not less than $11,500,000 in the following manner:

(i)       no less than an initial $1,500,000 of the Expenditures shall be expended on the Property by December 31, 2010;

(ii)      no less than a further $5,000,000 of the Expenditures shall be expended on the Property by December 31, 2011; and

(iii)     no less than a final $5,000,000 of the Expenditures shall be expended on the Property by December 31, 2012; and

(d)       pay on Mercer's behalf all underlying option, regulatory and governmental payments and assessment work required to keep the Property in good standing during the Option period (being that period from the Effective Date to the closing date in respect of the due and complete exercise of the Option as described in the Definitive Option Agreement, which shall not be later than January 31, 2013), and including, without limitation, all remaining cash payments required to be made to the Underlying Property Owner under the Underlying Option Agreement.

The entry into of the Definitive Option Agreement constitutes a change in the principle business of the Company from the uranium mining industry to the gold mining industry.

ANTICIPATED CHANGES TO OUR BOARD OF DIRECTORS

As previously disclosed in our Current Report on Form 8-K as filed with the SEC on April 22, 2010, the Company's Board of Directors (i) accepted the consent of Rahim Jivraj to serve as the President, Chief Executive Officer and a director of the Company effective April 16, 2010, and (ii) accepted the consent of Keith Laskowski to serve as the Company's Chief Geologist (not an executive officer position) and as a director of the Company effective April 20, 2010. The appointments of Messrs. Jivraj and Laskowski as directors of the Company increased the size of the Company's Board of Directors from two members to four members. In addition, we plan to add two additional directors, Dr. David Shaw and Edward Flood, to the Company's Board of Directors. As a result, upon appointment of Dr. Shaw and Mr. Flood to our Board of Directors, our executive officers and directors will be as follows:

Name	Position(s) with our Company
Rahim Jivraj	President, Chief Executive Officer and a director
William D. Thomas	Secretary/Treasurer, Chief Financial Officer and a director
Devinder Randhawa	Chairman of the Board and a director
Keith Laskowski	A director
David Shaw	A director
Edward Flood	A director

In compliance with Section 14(f) of the Exchange Act and Rule 14f-1 thereunder, the addition of Dr. Shaw and Mr. Flood to our Board of Directors cannot take effect until at least ten days after this Information Statement is mailed or delivered to our stockholders.

VOTING SECURITIES AND PRINCIPAL SHAREHOLDERS

Voting Securities of the Company

As of the Record Date, 76,137,500 share of our common stock were issued and outstanding. Each share of common stock entitles the holder thereof to one vote on each matter that may come before a meeting of our shareholders.

Security Ownership of Certain Beneficial Owners and Management as of the Record Date

The following table sets forth certain information concerning the number of shares of our common stock owned beneficially as of the Record Date by (i) each person (including any group) known to us to own more than 5% of any class of our voting securities, (ii) each of our officers and directors, and (iii) our officers and directors as a group. Unless otherwise indicated, it is our understanding and belief that the shareholders listed possess sole voting and investment power with respect to the shares shown.

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Owner(1)	Percentage of Common Stock(2)
Directors and Officers
Common Stock	Rahim Jivraj	3,750,000(3)	4.9%
Common Stock	William D. Thomas	750,000(4)	1.0%
Common Stock	Devinder Randhawa	Nil	Nil
Common Stock	Keith Laskowski	3,250,000(5)	4.2%
Common Stock	All executive officers and directors as a Group (4 persons)	7,750,000(6)	9.9%
5% Shareholders
Common Stock	N/A	N/A	N/A

(1)   Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, has or shares (i) voting power, which includes the power to vote, or to direct the voting of shares, and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights.

(2)   The percentage of class is based on 76,137,500 shares of common stock issued and outstanding as of May 6, 2010.

(3)   Consists of 3,000,000 shares of common stock and options to purchase 750,000 shares of common stock at $0.50 per share expiring on April 10, 2020.

(4)   Consists of options to purchase 750,000 shares of common stock at $0.50 per share (500,000 of which expire on April 17, 2019 and the remaining 250,000 of which expire on April 10, 2020).

(5)   Consists of 2,500,000 shares of common stock and options to purchase 750,000 shares of common stock at $0.50 per share expiring on April 10, 2020.

(6)   Consists of 5,500,000 shares of common stock and options to purchase 2,250,000 shares of common stock at $0.50 per share.

Security Ownership of Certain Beneficial Owners and Management Following Appointment of Additional Directors

The following table sets forth certain information concerning the number of shares of our common stock we expect will be owned beneficially immediately upon the appointment of Dr. Shaw and Mr. Flood to our Board of Directors by (i) each person (including any group) known to us to own more than 5% of any class of our voting securities, (ii) each of our officers and directors, and (iii) our officers and directors as a group. Unless otherwise indicated, it is our understanding and belief that the shareholders listed possess sole voting and investment power with respect to the shares shown.

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Owner(1)	Percentage of Common Stock(2)
Directors and Officers
Common Stock	Rahim Jivraj	3,750,000(3)	4.9%
Common Stock	William D. Thomas	750,000(4)	1.0%
Common Stock	Devinder Randhawa	Nil	Nil
Common Stock	Keith Laskowski	3,250,000(5)	4.2%
Common Stock	David Shaw	750,000(6)	1.0%
Common Stock	Edward Flood	750,000(6)	1.0%
Common Stock	All executive officers and directors as a Group (6 persons)	9,250,000(7)	11.6%
5% Shareholders
Common Stock	N/A	N/A	N/A

(1)   Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares (i) voting power, which includes the power to vote, or to direct the voting of shares, and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights.

(2)   The percentage of class is based on 76,137,500 shares of common stock issued and outstanding as of May 6, 2010.

(3)   Consists of 3,000,000 shares of common stock and options to purchase 750,000 shares of common stock at $0.50 per share expiring on April 10, 2020.

(4)   Consists of options to purchase 750,000 shares of common stock at $0.50 per share (500,000 of which expire on April 17, 2019 and the remaining 250,000 of which expire on April 10, 2020).

(5)   Consists of 2,500,000 shares of common stock and options to purchase 750,000 shares of common stock at $0.50 per share expiring on April 10, 2020.

(6)   Consists of options to purchase 750,000 shares of common stock at $0.50 per share expiring on April 10, 2020.

(7)   Consists of 5,500,000 shares of common stock and options to purchase 3,750,000 shares of common stock at $0.50 per share.

Changes in Control

There has not been a change in control of the Company since the beginning of the Company's last fiscal year.

However, as previously reported on our Current Report on Form 8-K as filed with the SEC on April 7, 2010, effective on April 5, 2010, our Board of Directors authorized the acceptance of the resignations of certain members of our Board of Directors. The Board of Directors held a special meeting on March 30, 2010 pursuant to which the Board of Directors authorized and approved the re-structuring and re-organization of the Company, including the change in business operations from the uranium mining industry to the gold mining industry (the "Re-Organization"). In connection with the Re-Organization, Jas Butalia, Henry Fowlds and Richard Cherry tendered to the Company their respective resignations as members of the Board of Directors. There were no disagreements or disputes between the Company and any of Messrs. Butalia, Fowlds or Cherry. Thus, as of April 5, 2010, the Board of Directors of the Company consisted of William D. Thomas and Devinder Randhawa.

As indicated above and as previously disclosed in our Current Report on Form 8-K as filed with the SEC on April 22, 2010, the Company's Board of Directors (i) accepted the consent of Rahim Jivraj to serve as President, Chief Executive Officer and a director of the Company effective April 16, 2010, and (ii) accepted the consent of Keith Laskowski to serve as the Company's Chief Geologist (not an executive officer position) and as a director of the Company effective April 20, 2010. The appointments of Messrs. Jivraj and Laskowski as directors of the Company increased the size of the Company's Board of Directors from two members to four members.

As further indicated above, we plan to add two additional directors, Dr. David Shaw and Edward Flood, to the Company's Board of Directors.

DIRECTORS AND EXECUTIVE OFFICERS

Currently our executive officers and directors are as follows:

Name	Age	Position(s) with our Company
Rahim Jivraj	32	President, Chief Executive Officer and a director
William D. Thomas	58	Secretary/Treasurer, Chief Financial Officer and a director
Devinder Randhawa	50	Chairman of the Board and a director
Keith Laskowski	53	A director

We anticipate that, effective as soon as possible after at least ten days after this Information Statement is mailed or delivered to our stockholders, two additional directors will be appointed, as a result of which our executive officers and directors will be as follows:

Name	Age	Position(s) with our Company
Rahim Jivraj	32	President, Chief Executive Officer and a director
William D. Thomas	58	Secretary, Treasurer, Chief Financial Officer and a director
Devinder Randhawa	50	Chairman of the Board and a director
Keith Laskowski	53	A director
David Shaw	58	A director
Edward Flood	64	A director

The following is a description of the business backgrounds for our current directors and officers and for each of the persons who are proposed for appointment as directors of our Company:

Rahim Jivraj - President, Chief Executive Officer and a director. Mr. Jivraj has served as our President, Chief Executive Officer and a director since April 16, 2010. Mr. Jivraj has been an entrepreneur for over ten years, in venture capital for eight years, and has assisted various private and public entities as a corporate advisor on matters related to finance, development and investor relations.

Mr. Jivraj was associated with two boutique venture capital and merchant banking firms based in Vancouver, British Columbia, Canada, before leaving to pursue independent ventures in 2008. From March 2007 to November 2008, he founded and became the Chief Executive Officer and a director of Spring & Mercer Capital Corporation (TSX-V: SPN.H-V), a public company listed under the TSX Venture Exchange's (the "Exchange") Capital Pool Company Program, which enables seasoned directors and officers to form and list a "Capital Pool Company" with no assets other than cash to raise a pool of capital through an initial public offering, and then use those funds to identify and acquire a business suitable for continued listing on the Exchange. Mr. Jivraj served as the President and a director of Mainland Resources, Inc. (OTCBB: MNLU) from September 2007 to February 2008, and in April 2010, Mr. Jivraj rejoined Mainland's board of directors. Mr. Jivraj has also served on the boards of directors of Afrasia Mineral Fields Inc. (TSX-V: AFS.H), from November 2005 to December 2006, and Hastings Resources Corp. (TSX-V: HAS), from October 2007 to May 2008, both public companies listed on the Exchange.

The Company's Board of Directors has determined that Mr. Jivraj should serve as a director given his experience in assisting private and public entities with finance, development and investor relations as well as his experience serving on boards of directors of other public companies.

William D. Thomas - Secretary, Treasurer, Chief Financial Officer and a director. Mr. Thomas has been our Chief Financial Officer, Secretary, Treasurer and a director since August 18, 2008. Mr. Thomas has over thirty years of experience in the finance and accounting areas for the natural resource sector. Currently, Mr. Thomas is also the Chief Financial Officer of Mainland Resources, Inc. (OTCBB: MNLU), and Morgan Creek Energy, Inc. (OTCBB: MCKE), Nevada corporations that trade on the OTC Bulletin Board. Mr. Thomas has held various successive management positions with Kerr McGee Corporation's China operations based in Beijing, China, ending in 2004 with his final position as Director of Business Services. For a brief period after leaving Kerr McGee, Mr. Thomas acted as a self-practitioner in the accounting and finance field. In July 2007 Mr. Thomas took on the role of Chief Financial Officer for two public resource companies; Hana Mining Inc. (TSX-V: HMG) and NWT Uranium Corp (TSX-V: NWT; OTCBB: NWURF). Mr. Thomas resigned from NWT Uranium Corp. and Hana Mining Inc in July, 2008 and March, 2010 respectively.

Mr. Thomas was previously general manager (1999-2002), and finance and administration manager (1996-1999), of Kerr McGee's China operations. While in China, Mr. Thomas was responsible for finance, including Sarbanes Oxley reporting, budgeting, treasury, procurement, taxation, marketing, insurance and business development, including commercial negotiations with the Chinese partner, China National Offshore Oil Co (CNOOC), and other Chinese and joint venture partners. Mr. Thomas focused heavily on supporting exploration and development operations for three operated blocks in Bohai Bay, as well as evaluation and negotiation of new venture blocks in the East China Sea and the South China Sea. He was also responsible for the liaison with CNOOC and other Chinese oil companies, Kerr McGee US management and joint venture partners, where his main focus was to ensure cost effective and timely achievement of various approved work programs and budgets. He was also Chief Representative for Kerr McGee on the Joint Management Committee. Mr. Thomas previously worked as finance director of Kerr McGee's UK operations based in London/Aberdeen (1992-1996), and Kerr McGee's Canadian operations in Calgary, Alberta, Canada (1984-1992), including the predecessor company, Maxus Canada Ltd, which was acquired by Kerr McGee Ltd. Over the course of his career Mr. Thomas has been involved in all aspects of managing accounting, budgeting, human resources, administration, insurance, taxation and other business support aspects surrounding gas properties for Kerr McGee. Mr. Thomas was responsible to ensure compliance with COPAS, SEC, FASB and international accounting regulations. He participated on a team that developed the Oracle accounting system application to the Kerr McGee's worldwide operations. He was most notably involved in that company's initial entry into both China and the UK North Sea start ups of local and expatriate personnel that eventually developed into core areas (over $1 billion in value) for Kerr McGee, including the company's first operated offshore oil fields in China (CFD 1-1) and the UK (Gryphon).

In his early career Mr. Thomas also held senior management positions in the finance divisions of Norcen Energy Ltd., of Calgary, Alberta (1981-1984), Denison Mines Ltd, of Ontario, Canada (1978-1981), and Algoma Steel Corporation, of Sault Ste Marie, Ontario, Canada (1977). He was also a Senior Auditor for the accounting firm, Coopers & Lybrand, in Toronto, Canada (1975-1977).

Mr. Thomas attained his Chartered Accountant (CA) designation from the Canadian Institute of Chartered Accountants in 1977. He holds an Honors Bachelor of Commerce and Finance from the University of Toronto, Ontario, Canada.

The Company's Board of Directors has determined that Mr. Thomas should serve as a director given his over thirty years of experience in the finance and accounting areas for the natural resource sector and his involvement with our Company since August 2008.

Devinder Randhawa - Chairman of the Board and a director. Mr. Randhawa has served a member of our Board of Directors since July 8, 2009. In addition, he briefly served as our interim President and Chief Executive Officer from March 31, 2010 to April 16, 2010. Mr. Randhawa is the founding Chief Executive Officer and Chairman of the Board of directors of Fission Energy Corp. (TSX-V: FIS). Fission Energy Corp. is involved in the exploration and development of uranium primarily in Canada and Peru. Mr. Randhawa founded Strathmore Minerals Corp. (TSX-V: STM; OTCBB: STHJF) in 1996 and served as its Chairman and Chief Executive Officer until January 2008. Strathmore Minerals Corp. is an uranium exploration company publically listed on the Exchange with assets in the United States, Canada and Peru. Mr. Randhawa was also the founder of Royal County Minerals Corp. and served as President and Chief Executive Officer and a director from May 1998 to July 2003. Royal County Minerals Corp. was a publically listed gold exploration company which traded on the Exchange. In 2003 Mr. Randhawa arranged the sale of Royal Country Minerals to Canadian Gold Hunter Corp. He was also the founder, and from December 2005 to May 2006 acted as the President, Chief Executive Officer and Chairman of the board of Pacific Asia China Energy, an Exchange listed company involved in the coal bed methane exploration business in three provinces of China. In July 2008 he was instrumental in arranging the sale of that company to a third party. In addition, Mr. Randhawa currently provides his services as Chief Executive Officer for Ballyliffin Capital Corp. (TSX-V: BLL.H), and as the President, Chief Executive Officer and a director for Jalna Minerals Corp. (TSX-V: JMA.H). Mr. Randhawa received his MBA from the University of British Columbia in 1985 subsequent to graduating with High Honors from Trinity Western University with a BA (Business Admin) in 1983.

The Company's Board of Directors has determined that Mr. Randhawa should serve as a director given his experience with public companies in the resource sector.

Keith Laskowski, P. Geo. - a director. Mr. Laskowski has served on our Board of Directors since April 20, 2010. He has also served as our Chief Geologist (not an executive officer position) since that date. Mr. Laskowski holds an MSc in Geology from the Colorado School of Mines and has more than 30 years of experience in precious and base metals exploration, uranium exploration and mine geology. He is also a "Qualified Person", as defined in National Instrument 43-101 governed by the Canadian Securities Administrators. Over the past 12 years Mr. Laskowski has assembled and directed private and publicly listed exploration companies located in Peru, Mongolia, Haiti, Mali, the United States and Canada, and has led the acquisition of more than 75 gold, uranium and copper exploration properties. He is the owner and operator of KAL Exploration Inc., a private Colorado corporation that provides exploration and management services to the mining industry based in Golden Colorado.

From 1980 to 1997, Mr. Laskowski was employed by Newmont Exploration Ltd., managing district exploration offices and regional gold exploration programs in the United States, Canada, and the Caribbean. From 1997-2007 he initiated and managed exploration programs in Peru and Mongolia as President of Gallant Minerals Ltd. (formerly Harrods Minerals Ltd.). These programs developed a portfolio of gold, copper, uranium and molybdenum properties which were ventured to three separate companies. From 2005 to 2007 Mr. Laskowski acquired a portfolio of uranium properties and served as Vice-President and a director of Northern Canadian Uranium Inc., which was acquired by Bayswater Uranium Corp. in late 2007. He also served as Country Manager-Haiti for Eurasian Minerals Inc., from 2006 to 2009, where he identified three significant gold and copper discoveries (La Miel, Grand Bois and La Mine/Treuil), which are now held in joint ventures with Newmont Ventures Ltd. Since 2009 he has served as President of Canadian Shield Resources Inc., directing exploration programs in Peru, and he has served as a consultant to Mercer Gold Corporation (Canada), which resulted in the identification and subsequent acquisition by the Company from Mercer of the Guayabales gold prospect in the Marmato gold district in Colombia.

Mr. Laskowski has served as an executive officer and director of three junior mining companies and is experienced in all aspects of the exploration business, specializing in marketing of new discoveries. He currently serves as President and as a director of Canadian Shield Resources Ltd (TSX-V: EXP) and as a director of Gallant Mineral Services Ltd. (U.K. Corporation) and Hastings Resources Corp. (TSX-V: HAS). He is a Fellow with the Society of Economic Geologists (FSEG), a member of the Society for Mining, Metallurgy, and Exploration (SME), and a member of and Qualified Person with the Mining and Metallurgical Society of America (MMSA).

The Company's Board of Directors has determined that Mr. Laskowski should serve as a director given his expertise as a geologist and his experience serving as an officer and director of other mining companies.

Dr. David Shaw - a proposed director. Dr. Shaw graduated in 1973 from the University of Sheffield, England, with a B.Sc. (Sp. Hons.) in Geology followed by a Ph.D. in Structural Geology from Carleton University, Ottawa, Canada. Since completing his doctorate, Dr. Shaw has worked both in the technical and financial communities within the resource industry.

Dr. Shaw spent seven years with Chevron Resources in Calgary and Vancouver, Canada, employed initially as an in-house structural consultant on both metal and hydrocarbon exploration programs, and then as a member of a hydrocarbon project financial evaluation team. Upon leaving Chevron, Dr. Shaw initiated and developed the Resource Research Group at Charlton Securities Ltd., Calgary, before assuming the position of Senior Mining Analyst, Corporate Finance, at Yorkton Securities Inc., in Vancouver. Throughout Dr. Shaw's career, he has built strong relationships with European financial institutions and the global mining community.

Dr. Shaw was employed as the Chief Executive Officer of Colombia Gold plc, a private United Kingdom company, that was engaged in precious metal exploration in Colombia, which was sold to Medoro Resources in 2010. In addition, from 2005 to the present, Dr. Shaw has served on the board of directors of First Majestic Silver Corp. (TSX: FR) and serves as President of Albion Petroleum Ltd. (TSX-V: ABP.H).

The Company's Board of Directors has determined that Dr. Shaw should serve as a director given his expertise as a geologist and his experience serving as an officer and director of other resource companies.

Edward Flood - a proposed director. Mr. Flood has over 35 years of experience in international mining and was previously the Deputy Chairman of Ivanhoe Mines Ltd. (TSX, NYSE, NASDAQ: IVN) and its founding President.

Prior to joining Ivanhoe Mines Ltd., Mr. Flood was a principal at Robertson Stephens & Co., an investment bank in San Francisco, where he was a member of the investment team for the Contrarian Fund, a public mutual fund focused on natural resource development projects around the world. Mr. Flood has held the position of senior mining analyst with a prominent Canadian securities firm and holds both Bachelors and Masters degrees in Geology. He is Chairman of each of Western Uranium Corp. (TSX-V: WUC) and Western Lithium Canada Corporation (TSX-V: WLC), and was Managing Director, Investment Banking, of Haywood Securities (UK) Ltd., from March 2007 to February 2010.

The Company's Board of Directors has determined that Mr. Flood should serve as a director given his experience in the mining and finance sectors as well as his experience serving as an officer and director of other resource companies.

Significant Employees

We currently do not have any significant employees other than our executive officers (Messrs. Jivraj and Thomas) and our Chief Geologist, Mr. Laskowski.

Term of Office

Our directors are appointed for a one-year term to hold office until the next annual general meeting of our shareholders or until removed from office in accordance with our Bylaws. Our officers are appointed by our Board of Directors and hold office until removed by the Board of Directors.

Family Relationships

There are no family relationships among our current and proposed directors and officers.

Involvement in Certain Legal Proceedings

None of our current or proposed directors or executive officers have been involved in any of the following events during the past ten years:

1.       a petition under the Federal bankruptcy laws or any state insolvency law was filed by or against, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of such person, or any partnership in which he was a general partner at or within two years before the time of such filing, or any corporation or business association of which he was an executive officer at or within two years before the time of such filing;

2.       such person was convicted in a criminal proceeding or is a named subject of a pending criminal proceeding (excluding traffic violations and other minor offenses);

3.       such person was the subject of any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining him from, or otherwise limiting, the following activities:

(i)       acting as a futures commission merchant, introducing broker, commodity trading advisor, commodity pool operator, floor broker, leverage transaction merchant, any other person regulated by the Commodity Futures Trading Commission, or an associated person of any of the foregoing, or as an investment adviser, underwriter, broker or dealer in securities, or as an affiliated person, director or employee of any investment company, bank, savings and loan association or insurance company, or engaging in or continuing any conduct or practice in connection with such activity;

(ii)      engaging in any type of business practice; or

(iii)     engaging in any activity in connection with the purchase or sale of any security or commodity or in connection with any violation of Federal or State securities laws or Federal commodities laws;

4.       such person was the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any Federal or State authority barring, suspending or otherwise limiting for more than 60 days the right of such person to engage in any activity described in paragraph 3(i) above, or to be associated with persons engaged in any such activity;

5.       such person was found by a court of competent jurisdiction in a civil action or by the Commission to have violated any Federal or State securities law, and the judgment in such civil action or finding by the Commission has not been subsequently reversed, suspended, or vacated;

6.       such person was found by a court of competent jurisdiction in a civil action or by the Commodity Futures Trading Commission to have violated any Federal commodities law, and the judgment in such civil action or finding by the Commodity Futures Trading Commission has not been subsequently reversed, suspended or vacated;

7.       such person was the subject of, or a party to, any Federal or State judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated, relating to an alleged violation of:

(i)       any Federal or State securities or commodities law or regulation;

(ii)      any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order; or

(iii)     any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

8.       such person was the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act), any registered entity (as defined in Section 1(a)(29) of the United States Commodity Exchange Act), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

The Company is not aware of any material legal proceedings in which any of the following persons is a party adverse to the Company or has a material interest adverse to the Company: (a) any current director, officer, or affiliate of the Company, or any owner of record or beneficial owner of more than five percent of any class of voting securities of the Company; (b) any person proposed for appointment or election as a director or officer of our Company; or (c) any associate of any such person.

Compliance with Section 16(a) of the Exchange Act

Section 16(a) of the Exchange Act requires our directors and officers, and the persons who beneficially own more than ten percent of our common stock, to file reports of ownership and changes in ownership with the SEC. Copies of all filed reports are required to be furnished to us pursuant to Rule 16a-3 promulgated under the Exchange Act. Based solely on the reports received by us and on the representations of the reporting persons, we believe that these persons have complied with all applicable filing requirements during the fiscal year ended February 28, 2010.

Name and Principal Position	Number of Late Reports	Transactions Not Timely Reported	Known Failures to File a Form
William D. Thomas, Secretary, Treasurer, Chief Financial Officer and a director	1	2	Nil
Jas Butalia, former director	1	2	Nil
Marek Kreczmer, former President, CEO and a director	1	2	Nil
Henry Fowlds, former director	1	2	Nil
Richard Cherry, former director	1	2	Nil
D. Bruce Horton, former 10% holder	1	2	Nil

CORPORATE GOVERNANCE AND BOARD MATTERS

Board Independence

The following directors are (or proposed directors will be) "independent" as that term is defined in Rule 121 of the American Stock Exchange listing standards: Messrs. Randhawa and Flood and Dr. Shaw.

Committees of the Board of Directors

Audit Committee

Until April 5, 2010, when several of our directors resigned as described above, we had a separate Audit Committee consisting of three members. As of the date of this Information Statement, our entire Board of Directors serves as our Audit Committee. Once Dr. Shaw and Mr. Flood are appointed to our Board of Directors, we intend to once again establish a separate Audit Committee. Mr. Thomas served on our Audit Committee previously, and we anticipate that he will continue to serve on our Audit Committee when it is reconvened. We anticipate that Dr. Shaw and Mr. Flood will be appointed to our Audit Committee.

Our Audit Committee will operate under a written Audit Committee Charter adopted by our Board of Directors on February 11, 2009. The Audit Committee reviews the performance, and recommends to the Board of Directors the selection and retention, of the Company's independent auditors. The Audit Committee reviews with the internal auditors and the independent auditors the overall scope and results of their respective audits, the internal accounting and financial controls and the steps management has taken to monitor and control the Company's major risk exposure. Our Audit Committee Charter can be found on our website at: www.uraniuminternational.com.

Compensation Committee

Until April 5, 2010, when several of our directors resigned as described above, we had a separate Compensation Committee consisting of two members. As of the date of this Information Statement, our entire Board of Directors serves as our Compensation Committee. Once Dr. Shaw and Mr. Flood are appointed to our Board of Directors, we intend to once again establish a separate Compensation Committee.

Our Compensation Committee will operate under a written Compensation Committee Charter adopted by our Board of Directors on February 11, 2009. Our Compensation Committee charter can be found on our website at: www.uraniuminternational.com.

The fundamental objective of our executive compensation policies is to attract, retain and motivate executive leadership for us that will execute our business strategy, uphold our values and deliver results and long-term value to our stockholders. Accordingly, the Compensation Committee is tasked to develop compensation strategies and programs that will attract, retain and motivate highly qualified and high-performing executives through compensation that is:

(a)       performance based: a significant component of compensation should be determined based on whether or not we meet certain performance criteria that in the view of our Board of Directors are indicative of our success;

(b)       stockholder based: equity incentives should be used to align the interests of our executive officers with those of our stockholders; and

(c)       fair: compensation should take into account compensation among similarly situated companies, our success relative to peer companies and our overall pay scale.

It is the Compensation Committee's goal to have a substantial portion of each executive officer's compensation contingent upon our performance, as well as upon his or her individual performance. The Compensation Committee's compensation philosophy for an executive officer emphasizes an overall analysis of the executive's performance for the year, projected role and responsibilities, required impact on execution of our strategy, external pay practices, total cash and total direct compensation positioning, and other factors the Compensation Committee deems appropriate. The Compensation Committee's philosophy also considers employee retention, vulnerability to recruitment by other companies and the difficulty and costs associated with replacing executive talent. Based on these objectives, compensation programs for similarly situated companies and the philosophies of the Compensation Committee, the Compensation Committee has determined that we should provide our executive officers compensation packages composed of the following elements:

(a)       base salary, which reflects individual performance and is designed primarily to be competitive with salary levels at comparably sized companies; and

(b)       long-term stock-based incentive awards, which strengthen the mutuality of interests between executive officers and our stockholders.

Nominating Committee

We do not have a standing nominating committee; our entire Board of Directors participates in the process of nominating directors to serve on our board. Due to the relatively small size of our Board of Directors and limited operations to date, we have not felt the need to establish a separate nominating committee.

Board Leadership Structure and Role in Risk Oversight

Mr. Randhawa serves as the Chairman of our Board of Directors, while Mr. Jivraj serves as our President and Chief Executive Officer.

Our entire Board of Directors is responsible for, and involved with, risk oversight of our Company. As our operations expand, we anticipate that the primary responsibility for day-to-day risk oversight will be designated to a committee of the Board of Directors, which will report to the board at large.

Board and Committee Meetings, Annual Meeting

During our fiscal year ended February 28, 2010, our Board of Directors held six meetings. None of our incumbent directors attended less than 75% of such Board of Directors' meetings or applicable committee meetings while serving as a director or on such committees. We did not hold an annual meeting during our fiscal year ended February 28, 2010.

Audit Committee Report

As previously disclosed in the Company's Annual Report on Form 10-K for our fiscal year ended February 28, 2009, as filed with the SEC May 29, 2009, the members of the Company's Audit Committee at that time were Messrs. Jas Butalia, Richard Cherry and William D. Thomas. The Audit Committee received and reviewed the written disclosures and the letter from James Stafford, Chartered Accountants, required by Independence Standards Board Standard No. 1, Independence Discussions with Audit Committees, as amended.

Based on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors that the financial statements for our fiscal year ended February 28, 2009 be included in our Annual Report on Form 10-K for our fiscal year ended February 28, 2009 filed with the SEC.

Shareholder Communications

Our shareholders are able to send communications to our Board of Directors c/o Mr. Thomas, our corporate Secretary, at our executive office address as set forth on the cover page of this Information Statement.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Except as described herein, none of the following parties (each a "Related Party") has, since the beginning of our fiscal year ended February 28, 2010, had any material interest, direct or indirect, in any transaction with us or in any presently proposed transaction that has or will materially affect us:

  any of our directors or officers;

  any person proposed as a nominee for election as a director;

  any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to our outstanding shares of common stock; or

  any member of the immediate family (including spouse, parents, children, siblings and in- laws) of any of the above persons.

Marek Kreczmer (former officer and director)

On July 9, 2008, we entered into a verbal agreement with Marek Kreczmer regarding compensation for services to be rendered relating to his position as our President and Chief Executive Officer. As of the date hereof, no amounts had been paid nor accrued for fees due or owing to Mr. Kreczmer. Furthermore, we granted to Mr. Kreczmer 1,000,000 stock options exercisable into 1,000,000 shares of common stock at an exercise price of $3.00 per share for a period of ten years which, as of April 19, 2009, were cancelled. Concurrently, we granted 1,000,000 stock options exercisable into 1,000,000 shares of common stock at an exercise price of $0.50 per share for a period of ten years. Mr. Kreczmer resigned as our President and Chief Executive Officer and a director on January 28, 2010. These stock options automatically terminated 90 days after his resignation in accordance with their terms.

Richard M. Cherry (former officer and director)

Richard M. Cherry was granted 1,000,000 stock options on April 2, 2008 exercisable into 1,000,000 shares of common stock at $1.75 per share. The 1,000,000 stock options were cancelled effective April 19, 2009. Concurrently, on April 19, 2009, our Board of Directors approved the granting to Mr. Cherry of 250,000 stock options under our 2009 Stock Option Plan at an exercise price of $0.50 per share. Mr. Cherry resigned as an officer on July 9, 2008 and as a director on April 5, 2010. These stock options will automatically terminate 90 days after his resignation in accordance with their terms.

Henry Martyn Fowlds (former officer and director)

Martyn Fowlds was granted 250,000 stock options on April 2, 2008 exercisable into 250,000 shares of common stock at $1.75 per share. The 250,000 stock options were cancelled effective April 19, 2009. Concurrently, on April 19, 2009, our Board of Directors approved the granting to Mr. Fowlds of 250,000 stock options under our 2009 Stock Option Plan at an exercise price of $0.50 per share. Mr. Fowlds resigned as an officer on August 18, 2008 and as a director on April 5, 2010. These stock options will automatically terminate 90 days after his resignation in accordance with their terms.

Jas Butalia (former director)

Jas Butalia was granted 500,000 stock options on April 2, 2008 exercisable into 500,000 shares of common stock at $1.75 per share. The 500,000 stock options were cancelled effective April 19, 2009. Concurrently, on April 19, 2009, our Board of Directors approved the granting to Mr. Butalia of 250,000 stock options under our 2009 Stock Option Plan at an exercise price of $0.50 per share. Mr. Butalia resigned as a director on April 5, 2010. These stock options will automatically terminate 90 days after his resignation in accordance with their terms.

Rahim Jivraj (current officer and director)

The Company has agreed to pay Mr. Jivraj $12,000 per month to serve as President, Chief Executive Officer and a director. In addition, on April 10, 2010, the Company granted Mr. Jivraj options to purchase 750,000 shares of common stock at $0.50 per share, expiring on April 10, 2020.

William D. Thomas (current officer and director)

On April 17, 2009, the Company granted to Mr. Thomas options to purchase 500,000 shares of common stock at $0.50 per share, expiring on April 17, 2019. On April 10, 2010, the Company granted Mr. Thomas options to purchase an additional 250,000 shares of common stock at $0.50 per share, expiring on April 10, 2020.

Keith Laskowski (current director)

On April 10, 2010, the Company granted Mr. Laskowski options to purchase 750,000 shares of common stock at $0.50 per share, expiring on April 10, 2020.

David Shaw (proposed director)

On April 10, 2010, the Company granted Dr. Shaw options to purchase 750,000 shares of common stock at $0.50 per share, expiring on April 10, 2020.

Edward Flood (proposed director)

On April 10, 2010, the Company granted Mr. Flood options to purchase 750,000 shares of common stock at $0.50 per share, expiring on April 10, 2020.

Shareholder Loan

On June 4, 2007, we issued a promissory note to one of our shareholders in the principal amount of $250,000 with interest at 10% per annum. During fiscal year ended February 29, 2008, the shareholder advanced to us a further $111,000, and during fiscal year ended February 28, 2009, the shareholder further advanced to us an aggregate of $130,000, in each case with interest at 10% per annum. Thus, as of February 28, 2009, an aggregate of $552,481 was due and owing to the shareholder consisting of principal and accrued interest of $491,000 and $61,481, respectively. Subsequently, the shareholder advanced an additional $160,000, bringing the total principal to $651,000 and accrued interest thereon to $127,733, which we have repaid as follows: (i) in March 2010 we settled $375,000 of the debt through the issuance of a convertible promissory note, which was converted into 7,500,000 shares of our common stock at a deemed issuance price of $0.05 per share, and (ii) in April 2010 we repaid the remaining amount outstanding in cash.

Our Board of Directors reviews any proposed transactions involving Related Parties and considerers whether such transactions are fair and reasonable an in the Company's best interests.

EXECUTIVE COMPENSATION

The following table sets forth the compensation paid to any of the following individuals during our fiscal years ended February 28, 2010 and 2009: (i) any person serving as our principal executive officer during our fiscal year ended February 28, 2010; (ii) our two most highly compensated executive officers other than our principal executive officer who were serving as executive officers as of February 28, 2010; and (iii) if applicable, up to two additional individuals for whom disclosure would have been provided pursuant to (ii) above but for the fact that the individual was not serving as an executive officer of the Company as of February 28, 2010 (collectively, the "Named Executive Officers"):

Summary Compensation Table

Name and Principal Position	Year Ended Febru-ary 28,	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards (1) ($)	Non-Equity Incen-tive Plan Com-pen-sation ($)	Non-Quali-fied De-ferred Com-pen-sation Earn-ings ($)	All Other Com-pen-sation ($)	Total ($)
D. Bruce Horton, prior President and CEO(2)	2010	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2009	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Richard Cherry, prior President and CEO(3)	2010	Nil	Nil	Nil	99,300	Nil	Nil	Nil	99,300
	2009	$180,000	Nil	Nil	1,503,420	Nil	Nil	Nil	1,683,420
Henry Martyn Fowlds, prior Secretary, Treasurer and CFO(4)	2010	Nil	Nil	Nil	99,300	Nil	Nil	Nil	99,300
	2009	21,600	Nil	Nil	375,857	Nil	Nil	Nil	397,457
Marek Kreczmer, prior President and CEO(5)	2010	Nil	Nil	Nil	397,000	Nil	Nil	Nil	397,000
	2009	Nil	Nil	Nil	2,184,286	Nil	Nil	Nil	2,184,286
William D. Thomas, current Secretary, Treasurer and CFO(6)	2010	Nil	Nil	Nil	198,500	Nil	Nil	Nil	198,500
	2009	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

(1)   This amount represents the fair value of these stock options at the date of grant which was estimated using the Black-Scholes option pricing model. However, all Stock Options granted to our executive officers during fiscal year ended February 28, 2009 were cancelled effective as of April 16, 2009.

(2)   Mr. Horton resigned as President, CEO and a director on April 1, 2008.

(3)   Mr. Cherry resigned as President and CEO on July 9, 2008.

(4)   Mr. Fowlds resigned as Secretary, Treasurer and CFO on August 18, 2008.

(5)   Mr. Kreczmer served as our President and CEO from July 9, 2009 to January 1, 2010.

(6)   Mr. Thomas has served as our Secretary, Treasurer and CFO since August 18, 2008.

The following table sets forth outstanding equity awards as of February 28, 2010 with respect to each of the Named Executive Officers listed in the table above:

Outstanding Equity Awards as of February 28, 2010

	Option Awards					Stock Awards

Name	Number of secur-ities under-lying unexer-cised options exercise-able (#)	Number of secur-ities under-lying unexer-cised options unexer-cisable (#)	Equity incentive plan awards: number of securi-ties under-lying unexer-cised un-earned options (#)	Option exercise price ($)	Option expira-tion date	Number of shares or units of stock that have not vested (#)	Market value of shares or units of stock that have not vested ($)	Equity incentive plan awards: number of un-earned shares, units or other rights that have not vested (#)	Equity incentive plan awards: market or payout value of un-earned shares, units or other rights that have not vested ($)

D. Bruce Horton	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Richard Cherry	250,000	Nil	Nil	0.50	7/4/10(1)	Nil	Nil	Nil	Nil
Henry Martyn Fowlds	250,000	Nil	Nil	0.50	7/4/10(2)	Nil	Nil	Nil	Nil
Marek Kreczmer	1,000,000	Nil	Nil	0.50	4/28/10(3)	Nil	Nil	Nil	Nil
William D. Thomas	500,000	Nil	Nil	0.50	4/17/19	Nil	Nil	Nil	Nil

(1)    Mr. Cherry was granted 1,000,000 stock options on April 2, 2008 exercisable into 1,000,000 shares of common stock at $1.75 per share. The 1,000,000 stock options were cancelled effective April 19, 2009. Concurrently, on April 19, 2009, our Board of Directors approved the granting to Mr. Cherry of 250,000 stock options under our 2009 Stock Option Plan at an exercise price of $0.50 per share. Mr. Cherry resigned as a director on April 5, 2010. His stock options will automatically terminate 90 days after his resignation, that being July 4, 2010.

(2)   Mr. Fowlds was granted 250,000 stock options on April 2, 2008 exercisable into 250,000 shares of common stock at $1.75 per share. The 250,000 stock options were cancelled effective April 19, 2009. Concurrently, on April 19, 2009, our Board of Directors approved the granting to Mr. Fowlds of 250,000 stock options under our 2009 Stock Option Plan at an exercise price of $0.50 per share. Mr. Fowlds resigned as a director on April 5, 2010. His stock options will automatically terminate 90 days after his resignation, that being July 4, 2010.

(3)   Mr. Kreczmer was granted 1,000,000 stock options on July 9, 2008 exercisable into 1,000,000 shares of common stock at $3.00 per share. The 1,000,000 stock options were cancelled effective April 19, 2009. Concurrently, on April 19, 2009, our Board of Directors approved the granting to Mr. Kreczmer of 1,000,000 stock options under our 2009 Stock Option Plan at an exercise price of $0.50 per share. Mr. Kreczmer resigned as a director on January 28, 2010. His stock options automatically terminated 90 days after his resignation, that being April 28, 2010.

The following table sets forth information relating to compensation paid to our directors during our fiscal year ended February 28, 2010:

Director Compensation During Our Year Ended February 28, 2010

Name	Fees earned or paid in cash ($)	Stock awards ($)	Option awards ($)(6)	Non-equity incentive plan compen-sation ($)	Non-qualified deferred compen-sation earnings ($)	All other compen-sation ($)	Total ($)

Richard M. Cherry(1)	Nil	Nil	99,300	Nil	Nil	Nil	99,300
Henry Martyn Fowlds(2)	Nil	Nil	99,300	Nil	Nil	Nil	99,300
Jas Butalia(3)	Nil	Nil	99,300	Nil	Nil	Nil	99,300
Marek Kreczmer(4)	Nil	Nil	397,000	Nil	Nil	Nil	397,000
William D. Thomas(5)	Nil	Nil	198,500	Nil	Nil	Nil	198,500
Devinder Randhawa	Nil	Nil	Nil	Nil	Nil	Nil	Nil

(1)   Mr. Cherry was granted 1,000,000 stock options on April 2, 2008 exercisable into 1,000,000 shares of common stock at $1.75 per share. The 1,000,000 stock options were cancelled effective April 19, 2009. Concurrently, on April 19, 2009, our Board of Directors approved the granting to Mr. Cherry of 250,000 stock options under our 2009 Stock Option Plan at an exercise price of $0.50 per share. Mr. Cherry resigned as a director on April 5, 2010. His stock options will automatically terminate 90 days after his resignation.

(2)   Mr. Fowlds was granted 250,000 stock options on April 2, 2008 exercisable into 250,000 shares of common stock at $1.75 per share. The 250,000 stock options were cancelled effective April 19, 2009. Concurrently, on April 19, 2009, our Board of Directors approved the granting to Mr. Fowlds of 250,000 stock options under our 2009 Stock Option Plan at an exercise price of $0.50 per share. Mr. Fowlds resigned as a director on April 5, 2010. His stock options will automatically terminate 90 days after his resignation.

(3)   Mr. Butalia was granted 500,000 stock options on April 2, 2008 exercisable into 500,000 shares of common stock at $1.75 per share. The 500,000 stock options were cancelled effective April 19, 2009. Concurrently, on April 19, 2009, our Board of Directors approved the granting to Mr. Butalia of 250,000 stock options under our 2009 Stock Option Plan at an exercise price of $0.50 per share. Mr. Butalia resigned as a director on April 5, 2010. His stock options will automatically terminate 90 days after his resignation.

(4)   Mr. Kreczmer was granted 1,000,000 stock options on July 9, 2008 exercisable into 1,000,000 shares of common stock at $3.00 per share. The 1,000,000 stock options were cancelled effective April 19, 2009. Concurrently, on April 19, 2009, our Board of Directors approved the granting to Mr. Kreczmer of 1,000,000 stock options under our 2009 Stock Option Plan at an exercise price of $0.50 per share. Mr. Kreczmer resigned as a director on January 28, 2010. His stock options automatically terminated 90 days after his resignation.

(5)   Mr. Thomas was granted 750,000 stock options on August 18, 2008 exercisable into 750,000 shares of common stock at $3.00 per share. The 750,000 stock options were cancelled effective April 19, 2009. Concurrently, on April 19, 2009, our Board of Directors approved the granting to Mr. Thomas of 500,000 stock options under our 2009 Stock Option Plan at an exercise price of $0.50 per share.

(6)   The aggregate number of option awards outstanding for each director as of February 28, 2010 was as follows: Mr. Cherry (250,000), Mr. Fowlds (250,000), Mr. Butalia (250,000), Mr. Kreczmer (1,000,000), Mr. Thomas (500,000) and Mr. Randhawa (Nil).

Employment and Consulting Agreements

Kreczmer Executive Services Agreement

On July 9, 2008, we entered into a verbal agreement with Mr. Kreczmer regarding compensation for services to be rendered relating to his position as our President and Chief Executive Officer. As of February 28, 2010 and the date hereof, no amounts have been paid nor accrued for fees due or owing to Mr. Kreczmer. Furthermore, we granted to Mr. Kreczmer 1,000,000 stock options exercisable into 1,000,000 shares of common stock at an exercise price of $3.00 per share for a period of ten years which, as of April 19, 2009, were cancelled. Concurrently, we granted 1,000,000 stock options exercisable into 1,000,000 shares of common stock at an exercise price of $0.50 per share for a period of ten years. Mr. Kreczmer resigned as our President and Chief Executive Officer and a director on January 28, 2010. These stock options automatically terminated 90 days after his resignation in accordance with their terms.

Cherry Executive Services Agreement

On April 1, 2008, we entered into an executive services agreement with Cleary Petroleum Corporation, an Oklahoma corporation ("Clearly Petroleum") and Richard M. Cherry (the "Cherry Executive Agreement"). In accordance with the terms and provisions of the Cherry Executive Agreement, Mr. Cherry, through Cleary Petroleum, provided to us such services as required relating to his executive position as our President and Chief Executive Officer. In accordance with the further terms and provisions of the Cherry Executive Agreement, we were to pay to Cleary Petroleum a monthly fee of $25,000. The Cherry Executive Agreement was terminated on January 31, 2009.

Henry Martyn Fowlds

On August 24, 2007, we agreed to pay to Henry Fowlds a consulting fee of $1,800 per month on a month to month basis associated with his executive position as our Chief Financial Officer. As of August 18, 2008, this agreement was terminated.

Dated: May 6, 2010.	By Order of the Board of Directors of: URANIUM INTERNATIONAL CORP. "Rahim Jivraj" Rahim Jivraj President, Chief Executive Officer and a director

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